UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.__)

Point.360

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

730507 100

(CUSIP Number)

Alan R. Steel
2701 Media Center Drive

Los Angeles, CA 90065

(818) 565-1400

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

December 12, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 730507 100

1.	Name of Reporting Person Alan R. Steel I.R.S. Identification No. of above person (entities only) Not applicable
2.	Check the Appropriate Box if a Member of a Group. (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds PF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e). ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 548,550 shares (1)
	8.	Shared Voting Power 0 shares
	9.	Sole Dispositive Power 548,550 shares (1)
	10.	Shared Dispositive Power 0 shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 548,550 shares ([1])
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares. ☐
13.	Percent of Class Represented by Amount in Row (11) 5.1%
14.	Type of Reporting Person IN

(1) Includes, in addition to 232,300 shares owned of record by Mr. Steel, 316,250 shares underlying vested stock options granted to Mr. Steel.

Item 1. Security and Issuer

This Schedule 13D relates to the common stock, no par value (the “Common Stock”), of Point.360, a California corporation (the “Company”), the principal executive offices of which are located at 2701 Media Center Drive, Los Angeles, CA 90065.

Item 2. Identity and Background

(a) This Schedule 13D is filed by Alan R. Steel.

(b) The principal business address of Mr. Steel is 2701 Media Center Drive, Los Angeles, CA 90065

(c) Mr. Steel's principal occupation is Executive President, Finance and Administration, and Chief Financial Officer of the Company. The Company is principally engaged in servicing the post-production needs of entertainment studios, corporations, and independent producers. The Company's address is 2701 Media Center Drive, Los Angeles, CA 90065.

(d) and (e) During the last five years, Mr. Steel (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and (ii) has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Steel is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration

The information contained in Item 4 is incorporated by reference into this Item 3.

Item 4. Purpose of the Transaction

Mr. Steel used personal funds of $171,820 to acquire 232,300 shares. In December 2013, options to purchase 106,250 shares of the Common Stock subject to stock option agreements between Mr. Steel and the Company became beneficially owned since the shares will become vested within 60 days, increasing Mr. Steel’s ownership of vested options from 210,000 to 316,250.

Depending upon market conditions and other factors that Mr. Steel deems material, after the date of this Schedule 13D, (i) Mr. Steel may purchase additional shares of Common Stock or other securities of the Company in the open market, in private transactions or from the Company, or may dispose of all or a portion of the shares of Common Stock or other securities of the Company that he now owns or hereafter may acquire. Mr. Steel reserves the right to formulate or participate in plans or make proposals, and take such actions with respect to his investment in the Company, including any or all of the items specified in paragraphs (a) to (j) of Item 4 of the Schedule 13D instructions and any other actions as he may determine.

Item 5. Interest in Securities of the Issuer

The disclosures in Item 4 above are incorporated by reference into this Item 5.

Mr. Steel is the beneficial owner of 548,550 shares of Common Stock, constituting 5.1% of such class. Of such shares, (A) 232,300 shares are owned of record by Mr. Steel, who has sole power to vote, direct the vote of, dispose of, and direct the disposition of, such shares; and (B) 316,250 shares may be purchased by Mr. Steel from the Company upon the exercise of vested stock options (including options that will vest within 60 days) granted to Mr. Steel.

Except in connection with the shares described in Item 4 to this Schedule 13D, Mr. Steel has not effected any transactions in the Common Stock during the sixty days prior to the date of this Schedule 13D.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The disclosures in Item 4 to this Schedule 13D are incorporated by reference into this Item 6.

Item 7. Material to be Filed as Exhibits

Exhibit 1: Stock option Agreement dated 2/12/09 between the Company and Alan R. Steel.

Exhibit 2: Stock option Agreement dated 2/10/10 between the Company and Alan R. Steel.

Exhibit 3: Stock option Agreement dated 2/9/11 between the Company and Alan R. Steel.

Exhibit 4: Stock option Agreement dated 2/6/13 between the Company and Alan R. Steel.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 16, 2013	/s/ Alan R. Steel ALAN R. STEEL

Exhibit C

POINT.360
NON-QUALIFIED STOCK OPTION AGREEMENT

THIS NON-QUALIFIED STOCK OPTION AGREEMENT (this “Agreement”), is made as of the 12th day of February, 2009 by and between Point.360, a Californian corporation (the “Company”), and Alan Steel (“Optionee”).

R E C I T A L

Pursuant to the 2007 Equity Incentive Plan (the “Plan”) of the Company, the Board of Directors of the Company or a committee to which administration of the Plan is delegated by the Board of Directors (in either case, the “Administrator”) has authorized the granting to Optionee as an employee, director, consultant or adviser of the Company of a non-qualified stock option to purchase the number of shares of common stock of the Company specified in Section 1 hereof, at the price specified therein, such option to be for the term and upon the terms and conditions hereinafter stated.

A G R E E M E N T

NOW, THEREFORE, in consideration of the promises and of the undertakings of the parties hereto contained herein, it is hereby agreed:

1.                  Number of Shares; Option Price. Pursuant to said action of the Administrator, the Company hereby grants to Optionee the option (“Option”) to purchase, upon and subject to the terms and conditions of the Plan, 52,500 shares of common stock of the Company (“Shares”) at the price of $1.20 per Share (which price shall be no less than the fair market value of a Share on the date of grant of this Option).

2.                  Term. This Option shall expire on the day before the fifth anniversary of the date of grant of the Option (the “Expiration Date”), unless such Option shall have been terminated prior to that date in accordance with the provisions of the Plan or this Agreement. The term “Affiliate” as used herein shall have the meaning as set forth in the Plan.

3.                  Shares Subject to Exercise. This Option shall be exercisable in installments as to twenty-five percent (25%) of the Shares on and after each of the first four anniversaries of the date hereof provided, however, that an installment shall not become exercisable if the Optionee is not employed as an employee, director, consultant or adviser of the Company, or its Affiliate, as of such anniversary date. Once exercisable, the Option shall thereafter remain exercisable as to such Shares for the term specified in Section 2 hereof, unless Optionee’s employment is terminated pursuant to Section 6 hereof or the Option is terminated pursuant to a Corporate Transaction (as defined in Section 15 hereof). The Administrator may condition the exercise of the Option on the Optionee’s entering into a shareholders agreement with the Company and/or other shareholders which will restrict the transferability of the Shares and contain other customary provisions including rights of repurchase or first refusal on the part of the Company and may include “drag along” rights.

4.                  Method and Time of Exercise. The Option may be exercised by written notice delivered to the Company at its principal executive office stating (i) that Optionee is in compliance with the non-compete provisions of Section 16 hereof, (ii) that Optionee has no plan to violate Section 16 in the future, (iii) that Optionee agrees to notify the Company within ten (10) days of a violation of Section 16 hereof, and (iv) the number of shares with respect to which the Option is being exercised, together with:

(A)             a check or money order made payable to the Company in the amount of the exercise price and any withholding tax, as provided under Section 5 hereof; or

(B)              if expressly authorized in writing by the Administrator, in its sole discretion, at the time of the Option exercise, the tender to the Company of shares of the Company’s common stock owned by Optionee having a fair market value not less than the exercise price, plus the amount of applicable federal, state and local withholding taxes; or

(C)              if expressly authorized in writing by the Administrator, subject to Sarbanes Oxley, in its sole discretion, at the time of the Option exercise, the Optionee’s full recourse promissory note in a form approved by the Company; or

(D)             if any other method such as cashless exercise is expressly authorized in writing by the Administrator, in its sole discretion, at the time of the Option exercise, the tender of such consideration having a fair market value not less than the exercise price, plus the amount of applicable federal, state and local withholding taxes.

Only whole shares may be purchased.

5.                  Tax Withholding. As a condition to exercise of this Option, the Company may require Optionee to pay over to the Company all applicable federal, state and local taxes which the Company is required to withhold with respect to the exercise of this Option. At the discretion of the Administrator and upon the request of Optionee, the minimum statutory withholding tax requirements may be satisfied by the withholding of Shares otherwise issuable to Optionee upon the exercise of this Option.

6.                  Exercise on Termination of Employment. If for any reason Optionee ceases to be employed by the Company or any of its Affiliates (such event being called a “Termination”), other than For Cause, as defined below, this Option (to the extent then exercisable) may be exercised in whole or in part at any time within 90 days of the date of such Termination, but in no event after the earlier of the Expiration Date or a Corporate Transaction which terminates the Option pursuant to Section 15 hereof. For purposes of this Agreement, “employment” includes service as an employee, director, consultant or adviser. For purposes of this Agreement, Optionee’s employment shall not be deemed to terminate by reason of a transfer to or from the Company or an Affiliate or among such entities, or sick leave, military leave or other leave of absence approved by the Administrator, if the period of any such leave does not exceed ninety (90) days or, if longer, if Optionee’s right to reemployment by the Company or any Affiliate is guaranteed either contractually or by statute. For purposes of this Agreement, “For Cause” shall mean Optionee’s loss of employment by the Company or any of its Affiliates due to Optionee’s (a) willful breach or habitual neglect or continued incapacity to perform Optionee’s required duties, (b) commission of acts of dishonesty, fraud, misrepresentation or other acts of moral turpitude as would prevent the effective performance of Optionee’s duties or (c) termination for cause under any employment agreement between the Company and Optionee (as defined therein). In the event Optionee’s employment by the Company or any of its Affiliates is Terminated For Cause, then the Option shall cease to be exercisable as of the date of such Termination.

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7.                  Non-Transferability. Except with the express written approval of the Administrator, this Option may not be assigned or transferred except by will or by the laws of descent and distribution, and may be exercised only by Optionee during the Optionee’s lifetime and after the Optionee’s death, by the Optionee’s personal representative or by the person entitled thereto under the Optionee’s will or the laws of intestate succession.

8.                  Optionee Not a Stockholder. Optionee shall have no rights as a stockholder with respect to the Shares covered by this Option until the date of issuance of a stock certificate or stock certificates to the Optionee upon exercise of this Option. No adjustment will be made for dividends or other rights for which the record date is prior to the date such stock certificate or certificates are issued.

9.                  No Right to Employment. Nothing in the Option granted hereby shall interfere with or limit in any way the right of the Company or of any of its Affiliates to terminate Optionee’s employment, consulting or advising at any time, nor confer upon Optionee any right to continue in the employ of, consult with, or advise the Company or any of its Affiliates.

10.              Modification and Termination. The rights of Optionee are subject to modification and termination in certain events as provided in Sections 6.1 and 6.2 of the Plan.

11.              Restrictions on Sale of Shares. Optionee represents and agrees that upon the Optionee’s exercise of this Option, in whole or in part, unless there is in effect at that time under the Securities Act of 1933 a registration statement relating to the Shares issued to the Optionee, the Optionee will acquire the Shares issuable upon exercise of this Option for the purpose of investment and not with a view to their resale or further distribution, and that upon such exercise thereof the Optionee will furnish to the Company a written statement to such effect, satisfactory to the Company in form and substance. Optionee agrees that any certificates issued upon exercise of this Option may bear a legend indicating that their transferability is restricted in accordance with applicable state and federal securities law. Any person or persons entitled to exercise this Option under the provisions of Sections 6 and 7 hereof shall, upon each exercise of this Option under circumstances in which Optionee would be required to furnish such a written statement, also furnish to the Company a written statement to the same effect, satisfactory to the Company in form and substance.

12.              Plan Governs. This Agreement and the Option evidenced hereby are made and granted pursuant to the Plan and are in all respects limited by and subject to the express terms and provisions of the Plan, as it may be construed by the Administrator. Optionee hereby acknowledges receipt of a copy of the Plan.

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13.              Notices. All notices to the Company shall be addressed to the Corporate Secretary at the principal executive office of the Company at 2777 N. Ontario Street, Burbank, CA 91504, and all notices to Optionee shall be addressed to Optionee at the address of Optionee on file with the Company, or to such other address as either may designate to the other in writing. A notice shall be deemed to be duly given if and when enclosed in a properly addressed sealed envelope deposited, postage prepaid, with the United States Postal Service. In lieu of giving notice by mail as aforesaid, written notices under this Agreement may be given by personal delivery to Optionee or to the Corporate Secretary (as the case may be).

14.              Sale or Other Disposition. If Optionee at any time contemplates the disposition (whether by sale, gift, exchange, or other form of transfer) of any Shares acquired by exercise of this Option, the Optionee shall first notify the Company in writing of such proposed disposition and cooperate with the Company in complying with all applicable requirements of law, which, in the judgment of the Company, must be satisfied prior to such disposition.

15.              Corporate Transactions. In the event of a Corporate Transaction (as defined below), the Administrator shall notify Optionee at least thirty (30) days prior thereto or as soon as may be practicable. To the extent not previously exercised, this Option shall terminate immediately prior to the consummation of such Corporate Transaction unless the Administrator determines otherwise in its sole discretion; provided, however, that the Administrator, in its sole discretion, may (i) permit exercise of this Option prior to its termination, even if this Option would not otherwise have been exercisable, and (ii) provide that this Option shall be assumed or an equivalent option substituted by an applicable successor corporation or any Affiliate of the successor corporation. A “Corporate Transaction” means (i) a liquidation or dissolution of the Company; (ii) a merger or consolidation of the Company with or into another corporation or entity (other than a merger with a wholly-owned subsidiary); (iii) a tender offer shall be made and consummated for the ownership of 35% ore more of the outstanding voting securities of the Company; (iv) a sale of all or substantially all of the assets of the Company; or (v) a purchase or other acquisition of more than 50% of the outstanding capital stock of the Company by one person or more than one person acting in concert.

16.              Non-Compete Agreement. Notwithstanding anything to the contrary provided herein, as a condition to the receipt of Shares pursuant to the exercise of this Option, at any time during which this Option is outstanding and for six (6) months after any exercise of this Option or the receipt of Shares pursuant to the exercise of this Option, Optionee shall not directly or indirectly, as agent, employee, consultant, stockholder, partner or in any other capacity, own, operate, manage, control, engage in, invest in or participate in any manner in, act as a consultant or advisor to, render services for, or otherwise assist any person or entity that engages in or owns, invests in, operates, manages or controls, any venture or enterprise that directly or indirectly competes with the Company, provided, however, that nothing contained herein shall be construed to prevent Optionee from investing in the stock of any competing corporation listed on a national securities exchange or traded in the over-the-counter market, but only if Optionee is not involved in the business of said corporation and if Optionee (together with Optionee’s spouse, parents, siblings, and children) does not own more than an aggregate of five percent (5%) of the stock of such corporation. Optionee agrees to notify the Company within ten (10) days of any violation of this Section 16. Failure to comply with this Section 16 shall cause such Option and the exercise or issuance of Shares hereunder to be rescinded and the benefit of such exercise or issuance to be repaid to the Company. Optionee agrees and understands that Optionee’s failure to comply with this Section 16 will subject Optionee’s benefit from the Option to be forfeited and repaid to the Company, and Optionee agrees to do so within ten (10) days of notification by the Company.

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IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date and year first above written.

POINT.360

By:	/s/ Haig Bagerdjian
Haig Bagerdjian
Chairman of the Board & CEO

OPTIONEE:

By:	/s/ Alan Steel
	Name:	Alan Steel
	Title:	Chief Financial Officer

Address:

Social Security Number

5

Exhibit C

POINT.360
NON-QUALIFIED STOCK OPTION AGREEMENT

THIS NON-QUALIFIED STOCK OPTION AGREEMENT (this “Agreement”), is made as of the 10th day of February, 2010 by and between Point.360, a Californian corporation (the “Company”), and Alan Steel (“Optionee”).

R E C I T A L

Pursuant to the 2007 Equity Incentive Plan (the “Plan”) of the Company, the Board of Directors of the Company or a committee to which administration of the Plan is delegated by the Board of Directors (in either case, the “Administrator”) has authorized the granting to Optionee as an employee, director, consultant or adviser of the Company of a non-qualified stock option to purchase the number of shares of common stock of the Company specified in Section 1 hereof, at the price specified therein, such option to be for the term and upon the terms and conditions hereinafter stated.

A G R E E M E N T

NOW, THEREFORE, in consideration of the promises and of the undertakings of the parties hereto contained herein, it is hereby agreed:

1. Number of Shares; Option Price. Pursuant to said action of the Administrator, the Company hereby grants to Optionee the option (“Option”) to purchase, upon and subject to the terms and conditions of the Plan, 75,000 shares of common stock of the Company (“Shares”) at the price of $1.29 per Share (which price shall be no less than the fair market value of a Share on the date of grant of this Option).

2. Term. This Option shall expire on the day before the fifth anniversary of the date of grant of the Option (the “Expiration Date”), unless such Option shall have been terminated prior to that date in accordance with the provisions of the Plan or this Agreement. The term “Affiliate” as used herein shall have the meaning as set forth in the Plan.

3. Shares Subject to Exercise. This Option shall be exercisable in installments as to twenty-five percent (25%) of the Shares on and after each of the first four anniversaries of the date hereof provided, however, that an installment shall not become exercisable if the Optionee is not employed as an employee, director, consultant or adviser of the Company, or its Affiliate, as of such anniversary date. Once exercisable, the Option shall thereafter remain exercisable as to such Shares for the term specified in Section 2 hereof, unless Optionee’s employment is terminated pursuant to Section 6 hereof or the Option is terminated pursuant to a Corporate Transaction (as defined in Section 15 hereof). The Administrator may condition the exercise of the Option on the Optionee’s entering into a shareholders agreement with the Company and/or other shareholders which will restrict the transferability of the Shares and contain other customary provisions including rights of repurchase or first refusal on the part of the Company and may include “drag along” rights.

4. Method and Time of Exercise. The Option may be exercised by written notice delivered to the Company at its principal executive office stating (i) that Optionee is in compliance with the non-compete provisions of Section 16 hereof, (ii) that Optionee has no plan to violate Section 16 in the future, (iii) that Optionee agrees to notify the Company within ten (10) days of a violation of Section 16 hereof, and (iv) the number of shares with respect to which the Option is being exercised, together with:

(A) a check or money order made payable to the Company in the amount of the exercise price and any withholding tax, as provided under Section 5 hereof; or

(B) if expressly authorized in writing by the Administrator, in its sole discretion, at the time of the Option exercise, the tender to the Company of shares of the Company’s common stock owned by Optionee having a fair market value not less than the exercise price, plus the amount of applicable federal, state and local withholding taxes; or

(C) if expressly authorized in writing by the Administrator, subject to Sarbanes Oxley, in its sole discretion, at the time of the Option exercise, the Optionee’s full recourse promissory note in a form approved by the Company; or

(D) if any other method such as cashless exercise is expressly authorized in writing by the Administrator, in its sole discretion, at the time of the Option exercise, the tender of such consideration having a fair market value not less than the exercise price, plus the amount of applicable federal, state and local withholding taxes.

Only whole shares may be purchased.

5. Tax Withholding. As a condition to exercise of this Option, the Company may require Optionee to pay over to the Company all applicable federal, state and local taxes which the Company is required to withhold with respect to the exercise of this Option. At the discretion of the Administrator and upon the request of Optionee, the minimum statutory withholding tax requirements may be satisfied by the withholding of Shares otherwise issuable to Optionee upon the exercise of this Option.

6. Exercise on Termination of Employment. If for any reason Optionee ceases to be employed by the Company or any of its Affiliates (such event being called a “Termination”), other than For Cause, as defined below, this Option (to the extent then exercisable) may be exercised in whole or in part at any time within 90 days of the date of such Termination, but in no event after the earlier of the Expiration Date or a Corporate Transaction which terminates the Option pursuant to Section 15 hereof. For purposes of this Agreement, “employment” includes service as an employee, director, consultant or adviser. For purposes of this Agreement, Optionee’s employment shall not be deemed to terminate by reason of a transfer to or from the Company or an Affiliate or among such entities, or sick leave, military leave or other leave of absence approved by the Administrator, if the period of any such leave does not exceed ninety (90) days or, if longer, if Optionee’s right to reemployment by the Company or any Affiliate is guaranteed either contractually or by statute. For purposes of this Agreement, “For Cause” shall mean Optionee’s loss of employment by the Company or any of its Affiliates due to Optionee’s (a) willful breach or habitual neglect or continued incapacity to perform Optionee’s required duties, (b) commission of acts of dishonesty, fraud, misrepresentation or other acts of moral turpitude as would prevent the effective performance of Optionee’s duties or (c) termination for cause under any employment agreement between the Company and Optionee (as defined therein). In the event Optionee’s employment by the Company or any of its Affiliates is Terminated For Cause, then the Option shall cease to be exercisable as of the date of such Termination.

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7. Non-Transferability. Except with the express written approval of the Administrator, this Option may not be assigned or transferred except by will or by the laws of descent and distribution, and may be exercised only by Optionee during the Optionee’s lifetime and after the Optionee’s death, by the Optionee’s personal representative or by the person entitled thereto under the Optionee’s will or the laws of intestate succession.

8. Optionee Not a Stockholder. Optionee shall have no rights as a stockholder with respect to the Shares covered by this Option until the date of issuance of a stock certificate or stock certificates to the Optionee upon exercise of this Option. No adjustment will be made for dividends or other rights for which the record date is prior to the date such stock certificate or certificates are issued.

9. No Right to Employment. Nothing in the Option granted hereby shall interfere with or limit in any way the right of the Company or of any of its Affiliates to terminate Optionee’s employment, consulting or advising at any time, nor confer upon Optionee any right to continue in the employ of, consult with, or advise the Company or any of its Affiliates.

10. Modification and Termination. The rights of Optionee are subject to modification and termination in certain events as provided in Sections 6.1 and 6.2 of the Plan.

11. Restrictions on Sale of Shares. Optionee represents and agrees that upon the Optionee’s exercise of this Option, in whole or in part, unless there is in effect at that time under the Securities Act of 1933 a registration statement relating to the Shares issued to the Optionee, the Optionee will acquire the Shares issuable upon exercise of this Option for the purpose of investment and not with a view to their resale or further distribution, and that upon such exercise thereof the Optionee will furnish to the Company a written statement to such effect, satisfactory to the Company in form and substance. Optionee agrees that any certificates issued upon exercise of this Option may bear a legend indicating that their transferability is restricted in accordance with applicable state and federal securities law. Any person or persons entitled to exercise this Option under the provisions of Sections 6 and 7 hereof shall, upon each exercise of this Option under circumstances in which Optionee would be required to furnish such a written statement, also furnish to the Company a written statement to the same effect, satisfactory to the Company in form and substance.

12. Plan Governs. This Agreement and the Option evidenced hereby are made and granted pursuant to the Plan and are in all respects limited by and subject to the express terms and provisions of the Plan, as it may be construed by the Administrator. Optionee hereby acknowledges receipt of a copy of the Plan.

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13. Notices. All notices to the Company shall be addressed to the Corporate Secretary at the principal executive office of the Company at 2777 N. Ontario Street, Burbank, CA 91504, and all notices to Optionee shall be addressed to Optionee at the address of Optionee on file with the Company, or to such other address as either may designate to the other in writing. A notice shall be deemed to be duly given if and when enclosed in a properly addressed sealed envelope deposited, postage prepaid, with the United States Postal Service. In lieu of giving notice by mail as aforesaid, written notices under this Agreement may be given by personal delivery to Optionee or to the Corporate Secretary (as the case may be).

14. Sale or Other Disposition. If Optionee at any time contemplates the disposition (whether by sale, gift, exchange, or other form of transfer) of any Shares acquired by exercise of this Option, the Optionee shall first notify the Company in writing of such proposed disposition and cooperate with the Company in complying with all applicable requirements of law, which, in the judgment of the Company, must be satisfied prior to such disposition.

15. Corporate Transactions. In the event of a Corporate Transaction (as defined below), the Administrator shall notify Optionee at least thirty (30) days prior thereto or as soon as may be practicable. To the extent not previously exercised, this Option shall terminate immediately prior to the consummation of such Corporate Transaction unless the Administrator determines otherwise in its sole discretion; provided, however, that the Administrator, in its sole discretion, may (i) permit exercise of this Option prior to its termination, even if this Option would not otherwise have been exercisable, and (ii) provide that this Option shall be assumed or an equivalent option substituted by an applicable successor corporation or any Affiliate of the successor corporation. A “Corporate Transaction” means (i) a liquidation or dissolution of the Company; (ii) a merger or consolidation of the Company with or into another corporation or entity (other than a merger with a wholly-owned subsidiary); (iii) a tender offer shall be made and consummated for the ownership of 35% ore more of the outstanding voting securities of the Company; (iv) a sale of all or substantially all of the assets of the Company; or (v) a purchase or other acquisition of more than 50% of the outstanding capital stock of the Company by one person, other than Haig Bagerdjian, or more than one person acting in concert with persons other than Haig Bagerdjian..

16. Non-Compete Agreement. Notwithstanding anything to the contrary provided herein, as a condition to the receipt of Shares pursuant to the exercise of this Option, at any time during which this Option is outstanding and for six (6) months after any exercise of this Option or the receipt of Shares pursuant to the exercise of this Option, Optionee shall not directly or indirectly, as agent, employee, consultant, stockholder, partner or in any other capacity, own, operate, manage, control, engage in, invest in or participate in any manner in, act as a consultant or advisor to, render services for, or otherwise assist any person or entity that engages in or owns, invests in, operates, manages or controls, any venture or enterprise that directly or indirectly competes with the Company, provided, however, that nothing contained herein shall be construed to prevent Optionee from investing in the stock of any competing corporation listed on a national securities exchange or traded in the over-the-counter market, but only if Optionee is not involved in the business of said corporation and if Optionee (together with Optionee’s spouse, parents, siblings, and children) does not own more than an aggregate of five percent (5%) of the stock of such corporation. Optionee agrees to notify the Company within ten (10) days of any violation of this Section 16. Failure to comply with this Section 16 shall cause such Option and the exercise or issuance of Shares hereunder to be rescinded and the benefit of such exercise or issuance to be repaid to the Company. Optionee agrees and understands that Optionee’s failure to comply with this Section 16 will subject Optionee’s benefit from the Option to be forfeited and repaid to the Company, and Optionee agrees to do so within ten (10) days of notification by the Company.

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IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date and year first above written.

POINT.360

By:	/s/ Haig Bagerdjian
Name: Haig Bagerdjian
Title: Chairman of the Board & CEO

OPTIONEE:

By:	/s/ Alan Steel
Alan Steel

Address:
1658 Grandview Ave.
Glendale, CA 91201

Social Security Number

5

POINT.360
NON-QUALIFIED STOCK OPTION AGREEMENT

THIS NON-QUALIFIED STOCK OPTION AGREEMENT (this “Agreement”), is made as of the 9th day of February, 2011 by and between Point.360, a Californian corporation (the “Company”), and Alan Steel (“Optionee”).

R E C I T A L

Pursuant to the 2010 Incentive Plan (the “Plan”) of the Company, the Board of Directors of the Company or a committee to which administration of the Plan is delegated by the Board of Directors (in either case, the “Administrator”) has authorized the granting to Optionee as an employee, director, consultant or adviser of the Company of a non-qualified stock option to purchase the number of shares of common stock of the Company specified in Section 1 hereof, at the price specified therein, such option to be for the term and upon the terms and conditions hereinafter stated.

A G R E E M E N T

NOW, THEREFORE, in consideration of the promises and of the undertakings of the parties hereto contained herein, it is hereby agreed:

1. Number of Shares; Option Price. Pursuant to said action of the Administrator, the Company hereby grants to Optionee the option (“Option”) to purchase, upon and subject to the terms and conditions of the Plan, 175,000 shares of common stock of the Company (“Shares”) at the price of $0.86 per Share (which price shall be no less than the fair market value of a Share on the date of grant of this Option).

2. Term. This Option shall expire on the day before the fifth anniversary of the date of grant of the Option (the “Expiration Date”), unless such Option shall have been terminated prior to that date in accordance with the provisions of the Plan or this Agreement. The term “Affiliate” as used herein shall have the meaning as set forth in the Plan.

3. Shares Subject to Exercise. This Option shall be exercisable in installments as to twenty-five percent (25%) of the Shares on and after each of the first four anniversaries of the date hereof provided, however, that an installment shall not become exercisable if the Optionee is not employed as an employee, director, consultant or adviser of the Company, or its Affiliate, as of such anniversary date. Once exercisable, the Option shall thereafter remain exercisable as to such Shares for the term specified in Section 2 hereof, unless Optionee’s employment is terminated pursuant to Section 6 hereof or the Option is terminated pursuant to a Corporate Transaction (as defined in Section 15 hereof). The Administrator may condition the exercise of the Option on the Optionee’s entering into a shareholders agreement with the Company and/or other shareholders which will restrict the transferability of the Shares and contain other customary provisions including rights of repurchase or first refusal on the part of the Company and may include “drag along” rights.

4. Method and Time of Exercise. The Option may be exercised by written notice delivered to the Company at its principal executive office stating (i) that Optionee is in compliance with the non-compete provisions of Section 16 hereof, (ii) that Optionee has no plan to violate Section 16 in the future, (iii) that Optionee agrees to notify the Company within ten (10) days of a violation of Section 16 hereof, and (iv) the number of shares with respect to which the Option is being exercised, together with:

(A) a check or money order made payable to the Company in the amount of the exercise price and any withholding tax, as provided under Section 5 hereof; or

(B) if expressly authorized in writing by the Administrator, in its sole discretion, at the time of the Option exercise, the tender to the Company of shares of the Company’s common stock owned by Optionee having a fair market value not less than the exercise price, plus the amount of applicable federal, state and local withholding taxes; or

(C) if expressly authorized in writing by the Administrator, subject to Sarbanes Oxley, in its sole discretion, at the time of the Option exercise, the Optionee’s full recourse promissory note in a form approved by the Company; or

(D) if any other method such as cashless exercise is expressly authorized in writing by the Administrator, in its sole discretion, at the time of the Option exercise, the tender of such consideration having a fair market value not less than the exercise price, plus the amount of applicable federal, state and local withholding taxes.

Only whole shares may be purchased.

5. Tax Withholding. As a condition to exercise of this Option, the Company may require Optionee to pay over to the Company all applicable federal, state and local taxes which the Company is required to withhold with respect to the exercise of this Option. At the discretion of the Administrator and upon the request of Optionee, the minimum statutory withholding tax requirements may be satisfied by the withholding of Shares otherwise issuable to Optionee upon the exercise of this Option.

6. Exercise on Termination of Employment. If for any reason Optionee ceases to be employed by the Company or any of its Affiliates (such event being called a “Termination”), other than For Cause, as defined below, this Option (to the extent then exercisable) may be exercised in whole or in part at any time within 90 days of the date of such Termination, but in no event after the earlier of the Expiration Date or a Corporate Transaction which terminates the Option pursuant to Section 15 hereof. For purposes of this Agreement, “employment” includes service as an employee, director, consultant or adviser. For purposes of this Agreement, Optionee’s employment shall not be deemed to terminate by reason of a transfer to or from the Company or an Affiliate or among such entities, or sick leave, military leave or other leave of absence approved by the Administrator, if the period of any such leave does not exceed ninety (90) days or, if longer, if Optionee’s right to reemployment by the Company or any Affiliate is guaranteed either contractually or by statute. For purposes of this Agreement, “For Cause” shall mean Optionee’s loss of employment by the Company or any of its Affiliates due to Optionee’s (a) willful breach or habitual neglect or continued incapacity to perform Optionee’s required duties, (b) commission of acts of dishonesty, fraud, misrepresentation or other acts of moral turpitude as would prevent the effective performance of Optionee’s duties or (c) termination for cause under any employment agreement between the Company and Optionee (as defined therein). In the event Optionee’s employment by the Company or any of its Affiliates is Terminated For Cause, then the Option shall cease to be exercisable as of the date of such Termination.

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7. Non-Transferability. Except with the express written approval of the Administrator, this Option may not be assigned or transferred except by will or by the laws of descent and distribution, and may be exercised only by Optionee during the Optionee’s lifetime and after the Optionee’s death, by the Optionee’s personal representative or by the person entitled thereto under the Optionee’s will or the laws of intestate succession.

8. Optionee Not a Stockholder. Optionee shall have no rights as a stockholder with respect to the Shares covered by this Option until the date of issuance of a stock certificate or stock certificates to the Optionee upon exercise of this Option. No adjustment will be made for dividends or other rights for which the record date is prior to the date such stock certificate or certificates are issued.

9. No Right to Employment. Nothing in the Option granted hereby shall interfere with or limit in any way the right of the Company or of any of its Affiliates to terminate Optionee’s employment, consulting or advising at any time, nor confer upon Optionee any right to continue in the employ of, consult with, or advise the Company or any of its Affiliates.

10. Modification and Termination. The rights of Optionee are subject to modification and termination in certain events as provided in Sections 6.1 and 6.2 of the Plan.

11. Restrictions on Sale of Shares. Optionee represents and agrees that upon the Optionee’s exercise of this Option, in whole or in part, unless there is in effect at that time under the Securities Act of 1933 a registration statement relating to the Shares issued to the Optionee, the Optionee will acquire the Shares issuable upon exercise of this Option for the purpose of investment and not with a view to their resale or further distribution, and that upon such exercise thereof the Optionee will furnish to the Company a written statement to such effect, satisfactory to the Company in form and substance. Optionee agrees that any certificates issued upon exercise of this Option may bear a legend indicating that their transferability is restricted in accordance with applicable state and federal securities law. Any person or persons entitled to exercise this Option under the provisions of Sections 6 and 7 hereof shall, upon each exercise of this Option under circumstances in which Optionee would be required to furnish such a written statement, also furnish to the Company a written statement to the same effect, satisfactory to the Company in form and substance.

12. Plan Governs. This Agreement and the Option evidenced hereby are made and granted pursuant to the Plan and are in all respects limited by and subject to the express terms and provisions of the Plan, as it may be construed by the Administrator. Optionee hereby acknowledges receipt of a copy of the Plan.

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13. Notices. All notices to the Company shall be addressed to the Corporate Secretary at the principal executive office of the Company at 2777 N. Ontario Street, Burbank, CA 91504, and all notices to Optionee shall be addressed to Optionee at the address of Optionee on file with the Company, or to such other address as either may designate to the other in writing. A notice shall be deemed to be duly given if and when enclosed in a properly addressed sealed envelope deposited, postage prepaid, with the United States Postal Service. In lieu of giving notice by mail as aforesaid, written notices under this Agreement may be given by personal delivery to Optionee or to the Corporate Secretary (as the case may be).

14. Sale or Other Disposition. If Optionee at any time contemplates the disposition (whether by sale, gift, exchange, or other form of transfer) of any Shares acquired by exercise of this Option, the Optionee shall first notify the Company in writing of such proposed disposition and cooperate with the Company in complying with all applicable requirements of law, which, in the judgment of the Company, must be satisfied prior to such disposition.

15. Corporate Transactions. In the event of a Corporate Transaction (as defined below), the Administrator shall notify Optionee at least thirty (30) days prior thereto or as soon as may be practicable. To the extent not previously exercised, this Option shall terminate immediately prior to the consummation of such Corporate Transaction unless the Administrator determines otherwise in its sole discretion; provided, however, that the Administrator, in its sole discretion, may (i) permit exercise of this Option prior to its termination, even if this Option would not otherwise have been exercisable, and (ii) provide that this Option shall be assumed or an equivalent option substituted by an applicable successor corporation or any Affiliate of the successor corporation. A “Corporate Transaction” means (i) a liquidation or dissolution of the Company; (ii) a merger or consolidation of the Company with or into another corporation or entity (other than a merger with a wholly-owned subsidiary); (iii) a tender offer shall be made and consummated for the ownership of 35% ore more of the outstanding voting securities of the Company; (iv) a sale of all or substantially all of the assets of the Company; or (v) a purchase or other acquisition of more than 50% of the outstanding capital stock of the Company by one person, other than Haig Bagerdjian, or more than one person acting in concert with persons other than Haig Bagerdjian..

16. Non-Compete Agreement. Notwithstanding anything to the contrary provided herein, as a condition to the receipt of Shares pursuant to the exercise of this Option, at any time during which this Option is outstanding and for six (6) months after any exercise of this Option or the receipt of Shares pursuant to the exercise of this Option, Optionee shall not directly or indirectly, as agent, employee, consultant, stockholder, partner or in any other capacity, own, operate, manage, control, engage in, invest in or participate in any manner in, act as a consultant or advisor to, render services for, or otherwise assist any person or entity that engages in or owns, invests in, operates, manages or controls, any venture or enterprise that directly or indirectly competes with the Company, provided, however, that nothing contained herein shall be construed to prevent Optionee from investing in the stock of any competing corporation listed on a national securities exchange or traded in the over-the-counter market, but only if Optionee is not involved in the business of said corporation and if Optionee (together with Optionee’s spouse, parents, siblings, and children) does not own more than an aggregate of five percent (5%) of the stock of such corporation. Optionee agrees to notify the Company within ten (10) days of any violation of this Section 16. Failure to comply with this Section 16 shall cause such Option and the exercise or issuance of Shares hereunder to be rescinded and the benefit of such exercise or issuance to be repaid to the Company. Optionee agrees and understands that Optionee’s failure to comply with this Section 16 will subject Optionee’s benefit from the Option to be forfeited and repaid to the Company, and Optionee agrees to do so within ten (10) days of notification by the Company.

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IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date and year first above written.

POINT.360

By:	/s/ Haig Bagerdjian
Name: Haig Bagerdjian
Title: Chairman of the Board & CEO

OPTIONEE:

By:	/s/ Alan Steel
Alan Steel

Address:
1658 Grandview Ave.
Glendale, CA 91201

Social Security Number

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POINT.360
NON-QUALIFIED STOCK OPTION AGREEMENT

THIS NON-QUALIFIED STOCK OPTION AGREEMENT (this “Agreement”), is made as of the 6th day of February, 2013 by and between Point.360, a Californian corporation (the “Company”), and Alan Steel (“Optionee”).

R E C I T A L

Pursuant to the 2007 Equity Incentive Plan (the “Plan”) of the Company, the Board of Directors of the Company or a committee to which administration of the Plan is delegated by the Board of Directors (in either case, the “Administrator”) has authorized the granting to Optionee as an employee, director, consultant or adviser of the Company of a non-qualified stock option to purchase the number of shares of common stock of the Company specified in Section 1 hereof, at the price specified therein, such option to be for the term and upon the terms and conditions hereinafter stated.

A G R E E M E N T

NOW, THEREFORE, in consideration of the promises and of the undertakings of the parties hereto contained herein, it is hereby agreed:

1. Number of Shares; Option Price. Pursuant to said action of the Administrator, the Company hereby grants to Optionee the option (“Option”) to purchase, upon and subject to the terms and conditions of the Plan, 175,000 shares of common stock of the Company (“Shares”) at the price of $0.81 per Share (which price shall be no less than the fair market value of a Share on the date of grant of this Option).

2. Term. This Option shall expire on the day before the fifth anniversary of the date of grant of the Option (the “Expiration Date”), unless such Option shall have been terminated prior to that date in accordance with the provisions of the Plan or this Agreement. The term “Affiliate” as used herein shall have the meaning as set forth in the Plan.

3. Shares Subject to Exercise. This Option shall be exercisable in installments as to twenty-five percent (25%) of the Shares on and after each of the first four anniversaries of the date hereof provided, however, that an installment shall not become exercisable if the Optionee is not employed as an employee, director, consultant or adviser of the Company, or its Affiliate, as of such anniversary date. Once exercisable, the Option shall thereafter remain exercisable as to such Shares for the term specified in Section 2 hereof, unless Optionee’s employment is terminated pursuant to Section 6 hereof or the Option is terminated pursuant to a Corporate Transaction (as defined in Section 15 hereof). The Administrator may condition the exercise of the Option on the Optionee’s entering into a shareholders agreement with the Company and/or other shareholders which will restrict the transferability of the Shares and contain other customary provisions including rights of repurchase or first refusal on the part of the Company and may include “drag along” rights.

4. Method and Time of Exercise. The Option may be exercised by written notice delivered to the Company at its principal executive office stating (i) that Optionee is in compliance with the non-compete provisions of Section 16 hereof, (ii) that Optionee has no plan to violate Section 16 in the future, (iii) that Optionee agrees to notify the Company within ten (10) days of a violation of Section 16 hereof, and (iv) the number of shares with respect to which the Option is being exercised, together with:

(A) a check or money order made payable to the Company in the amount of the exercise price and any withholding tax, as provided under Section 5 hereof; or

(B) if expressly authorized in writing by the Administrator, in its sole discretion, at the time of the Option exercise, the tender to the Company of shares of the Company’s common stock owned by Optionee having a fair market value not less than the exercise price, plus the amount of applicable federal, state and local withholding taxes; or

(C) if expressly authorized in writing by the Administrator, subject to Sarbanes Oxley, in its sole discretion, at the time of the Option exercise, the Optionee’s full recourse promissory note in a form approved by the Company; or

(D) if any other method such as cashless exercise is expressly authorized in writing by the Administrator, in its sole discretion, at the time of the Option exercise, the tender of such consideration having a fair market value not less than the exercise price, plus the amount of applicable federal, state and local withholding taxes.

Only whole shares may be purchased.

5. Tax Withholding. As a condition to exercise of this Option, the Company may require Optionee to pay over to the Company all applicable federal, state and local taxes which the Company is required to withhold with respect to the exercise of this Option. At the discretion of the Administrator and upon the request of Optionee, the minimum statutory withholding tax requirements may be satisfied by the withholding of Shares otherwise issuable to Optionee upon the exercise of this Option.

6. Exercise on Termination of Employment. If for any reason Optionee ceases to be employed by the Company or any of its Affiliates (such event being called a “Termination”), other than For Cause, as defined below, this Option (to the extent then exercisable) may be exercised in whole or in part at any time within 90 days of the date of such Termination, but in no event after the earlier of the Expiration Date or a Corporate Transaction which terminates the Option pursuant to Section 15 hereof. For purposes of this Agreement, “employment” includes service as an employee, director, consultant or adviser. For purposes of this Agreement, Optionee’s employment shall not be deemed to terminate by reason of a transfer to or from the Company or an Affiliate or among such entities, or sick leave, military leave or other leave of absence approved by the Administrator, if the period of any such leave does not exceed ninety (90) days or, if longer, if Optionee’s right to reemployment by the Company or any Affiliate is guaranteed either contractually or by statute. For purposes of this Agreement, “For Cause” shall mean Optionee’s loss of employment by the Company or any of its Affiliates due to Optionee’s (a) willful breach or habitual neglect or continued incapacity to perform Optionee’s required duties, (b) commission of acts of dishonesty, fraud, misrepresentation or other acts of moral turpitude as would prevent the effective performance of Optionee’s duties or (c) termination for cause under any employment agreement between the Company and Optionee (as defined therein). In the event Optionee’s employment by the Company or any of its Affiliates is Terminated For Cause, then the Option shall cease to be exercisable as of the date of such Termination.

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7. Non-Transferability. Except with the express written approval of the Administrator, this Option may not be assigned or transferred except by will or by the laws of descent and distribution, and may be exercised only by Optionee during the Optionee’s lifetime and after the Optionee’s death, by the Optionee’s personal representative or by the person entitled thereto under the Optionee’s will or the laws of intestate succession.

8. Optionee Not a Stockholder. Optionee shall have no rights as a stockholder with respect to the Shares covered by this Option until the date of issuance of a stock certificate or stock certificates to the Optionee upon exercise of this Option. No adjustment will be made for dividends or other rights for which the record date is prior to the date such stock certificate or certificates are issued.

9. No Right to Employment. Nothing in the Option granted hereby shall interfere with or limit in any way the right of the Company or of any of its Affiliates to terminate Optionee’s employment, consulting or advising at any time, nor confer upon Optionee any right to continue in the employ of, consult with, or advise the Company or any of its Affiliates.

10. Modification and Termination. The rights of Optionee are subject to modification and termination in certain events as provided in Sections 6.1 and 6.2 of the Plan.

11. Restrictions on Sale of Shares. Optionee represents and agrees that upon the Optionee’s exercise of this Option, in whole or in part, unless there is in effect at that time under the Securities Act of 1933 a registration statement relating to the Shares issued to the Optionee, the Optionee will acquire the Shares issuable upon exercise of this Option for the purpose of investment and not with a view to their resale or further distribution, and that upon such exercise thereof the Optionee will furnish to the Company a written statement to such effect, satisfactory to the Company in form and substance. Optionee agrees that any certificates issued upon exercise of this Option may bear a legend indicating that their transferability is restricted in accordance with applicable state and federal securities law. Any person or persons entitled to exercise this Option under the provisions of Sections 6 and 7 hereof shall, upon each exercise of this Option under circumstances in which Optionee would be required to furnish such a written statement, also furnish to the Company a written statement to the same effect, satisfactory to the Company in form and substance.

12. Plan Governs. This Agreement and the Option evidenced hereby are made and granted pursuant to the Plan and are in all respects limited by and subject to the express terms and provisions of the Plan, as it may be construed by the Administrator. Optionee hereby acknowledges receipt of a copy of the Plan.

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13. Notices. All notices to the Company shall be addressed to the Corporate Secretary at the principal executive office of the Company at 2777 N. Ontario Street, Burbank, CA 91504, and all notices to Optionee shall be addressed to Optionee at the address of Optionee on file with the Company, or to such other address as either may designate to the other in writing. A notice shall be deemed to be duly given if and when enclosed in a properly addressed sealed envelope deposited, postage prepaid, with the United States Postal Service. In lieu of giving notice by mail as aforesaid, written notices under this Agreement may be given by personal delivery to Optionee or to the Corporate Secretary (as the case may be).

14. Sale or Other Disposition. If Optionee at any time contemplates the disposition (whether by sale, gift, exchange, or other form of transfer) of any Shares acquired by exercise of this Option, the Optionee shall first notify the Company in writing of such proposed disposition and cooperate with the Company in complying with all applicable requirements of law, which, in the judgment of the Company, must be satisfied prior to such disposition.

15. Corporate Transactions. In the event of a Corporate Transaction (as defined below), the Administrator shall notify Optionee at least thirty (30) days prior thereto or as soon as may be practicable. To the extent not previously exercised, this Option shall terminate immediately prior to the consummation of such Corporate Transaction unless the Administrator determines otherwise in its sole discretion; provided, however, that the Administrator, in its sole discretion, may (i) permit exercise of this Option prior to its termination, even if this Option would not otherwise have been exercisable, and (ii) provide that this Option shall be assumed or an equivalent option substituted by an applicable successor corporation or any Affiliate of the successor corporation. A “Corporate Transaction” means (i) a liquidation or dissolution of the Company; (ii) a merger or consolidation of the Company with or into another corporation or entity (other than a merger with a wholly-owned subsidiary); (iii) a tender offer shall be made and consummated for the ownership of 35% ore more of the outstanding voting securities of the Company; (iv) a sale of all or substantially all of the assets of the Company; or (v) a purchase or other acquisition of more than 50% of the outstanding capital stock of the Company by one person, other than Haig Bagerdjian, or more than one person acting in concert with persons other than Haig Bagerdjian..

16. Non-Compete Agreement. Notwithstanding anything to the contrary provided herein, as a condition to the receipt of Shares pursuant to the exercise of this Option, at any time during which this Option is outstanding and for six (6) months after any exercise of this Option or the receipt of Shares pursuant to the exercise of this Option, Optionee shall not directly or indirectly, as agent, employee, consultant, stockholder, partner or in any other capacity, own, operate, manage, control, engage in, invest in or participate in any manner in, act as a consultant or advisor to, render services for, or otherwise assist any person or entity that engages in or owns, invests in, operates, manages or controls, any venture or enterprise that directly or indirectly competes with the Company, provided, however, that nothing contained herein shall be construed to prevent Optionee from investing in the stock of any competing corporation listed on a national securities exchange or traded in the over-the-counter market, but only if Optionee is not involved in the business of said corporation and if Optionee (together with Optionee’s spouse, parents, siblings, and children) does not own more than an aggregate of five percent (5%) of the stock of such corporation. Optionee agrees to notify the Company within ten (10) days of any violation of this Section 16. Failure to comply with this Section 16 shall cause such Option and the exercise or issuance of Shares hereunder to be rescinded and the benefit of such exercise or issuance to be repaid to the Company. Optionee agrees and understands that Optionee’s failure to comply with this Section 16 will subject Optionee’s benefit from the Option to be forfeited and repaid to the Company, and Optionee agrees to do so within ten (10) days of notification by the Company.

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IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date and year first above written.

POINT.360

By:	/s/ Haig Bagerdjian
Name: Haig Bagerdjian
Title: CEO

OPTIONEE:

By:	/s/ Alan Steel
Alan Steel

Address:
1658 Grandview Ave.
Glendale, CA 91201

Social Security Number

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